SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

MAJESCO ENTERTAINMENT COMPANY

(Name of Issuer)

Common Stock

(Title of Class of Securities)

560690208

(CUSIP Number)

August 2, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	Name of Reporting Person I. R. S. Identification No. of Above Person (entities only)
Yair Goldfinger
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	Israel

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	3,333,333
	6.	Shared Voting Power	-0-
	7.	Sole Dispositive Power	3,333,333
	8.	Shared Dispositive Power	-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,333,333
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9)	7.20% (1)
12.	Type of Reporting Person	IN

(1)	Assumes a total of 46,295,969 shares of Common Stock outstanding based on the Majesco Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2013 filed on September 9, 2013.

Item 1(a).	Name of Issuer:

Majesco Entertainment Company, a Delaware corporation (“Majesco”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

160 Raritan Center Parkway, Edison, NJ 08837

Item 2(a).	Name of Person Filing:

Yair Goldfinger

Item 2(b).	Address of Principal Business Office or, if None, Residence:

30 West 63rd Street

Apt. 15STU

New York, NY 10023

Item 2(c).	Citizenship:

Mr. Goldfinger is a citizen of Israel.

Item 2(d).	Title of Class of Securities:

Common stock, $0.001 par value per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

560690208

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐ Bank as defined in section 3(a)(6) of the Exchange Act.

(c) ☐ Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

(a)	Amount beneficially owned: 3,333,333

(b)	Percent of class: 7.20% (1)

(c)

Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 3,333,333

(ii) Shared power to vote or to direct the vote: -0-

(iii) Sole power to dispose or to direct the disposition of: 3,333,333

(iv) Shared power to dispose or direct the disposition of: -0-

(1)	Assumes a total of 46,295,969 shares of Common Stock outstanding based on the Majesco Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2013 filed on September 9, 2013.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Remainder of Page Intentionally Left Blank]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 27, 2013

/s/ Yair Goldfinger
Yair Goldfinger